(212) 318-6393
yarivkatz@paulhastings.com
March 11, 2011	59104.00031
VIA EDGAR
Ms. Kristina Aberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re: Strategic Hotels & Resorts, Inc. Registration Statement on Form S-3
(File No. 333-172441)
Dear Ms. Aberg:

On Thursday, March 10, 2011, Strategic Hotels & Resorts, Inc. (the “Registrant”) received a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form S-3 (File No. 333-172441), which was filed with the Commission on Friday, February 25, 2011 (the “Registration Statement”).

We have incorporated the Commission’s comment into this response letter in italics and have provided the Registrant’s response below.

1. We note that your Form 10-K for the year ended December 31, 2010 incorporates its Part III information from your proxy statement, which is not yet filed. Please note that until the Part III information is disclosed, either in an amended Form 10-K or the proxy statement to be filed, we will not be in a position to declare this registration statement effective. Please refer to the Division’s C&DI Question 123.01 of the Securities Act Forms located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

In response to the Staff’s comment letter, the Registrant is filing the Proxy Statement with the Commission concurrently with the filing of this response letter. The information that is required by Part III of Form 10-K is included in the Proxy Statement. Accordingly, the Registration Statement now contains a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 123.01.

* * *

Ms. Kristina Aberg
March 11, 2011

If you have any questions, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Yariv C. Katz
Yariv C. Katz for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc: Paula Maggio, Senior Vice President, Secretary and General Counsel, Strategic Hotels & Resorts, Inc.

Michael L. Zuppone, Esq.